UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Mobius Management Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

606925 10 5

(CUSIP Number)

Derek Eckelman Chief Operating Officer and General Counsel Allen Systems Group, Inc. 1333 Third Avenue South Naples, FL 34102 (239) 435-2302	Richard A. Denmon Carlton Fields, P.A. Corporate Center Three at International Plaza 4221 W. Boy Scout Boulevard Tampa, FL 33607 (813) 223-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 606925 10 5	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allen Systems Group, Inc. 59-2634496
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 9,313,450**
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,450 shares of Common Stock**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14	TYPE OF REPORTING PERSON IN

*	No payment was or is contemplated to be made to the holders of the shares subject to the Voting Agreement described in Items 4 and 5 of this Schedule 13D.
**	Excludes 70,000 shares subject to currently unexercised options. See Item 5.

SCHEDULE 13D

CUSIP No. 606925 10 5	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ASG M&A II, Inc. 01-0893402
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 9,313,450**
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,450 shares of Common Stock**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14	TYPE OF REPORTING PERSON IN

*	No payment was or is contemplated to be made to the holders of the shares subject to the Voting Agreement described in Items 4 and 5 of this Schedule 13D.
**	Excludes 70,000 shares subject to currently unexercised options. See Item 5.

SCHEDULE 13D

CUSIP No. 606925 10 5	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arthur L. Allen SSN ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 9,313,450**
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,450 shares of Common Stock**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14	TYPE OF REPORTING PERSON IN

*	No payment was or is contemplated to be made to the holders of the shares subject to the Voting Agreement described in Items 4 and 5 of this Schedule 13D.
**	Excludes 70,000 shares subject to currently unexercised options. See Item 5.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.0001 par value per share (“Common Stock”), of Mobius Management Systems, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 120 Old Post Road, Rye, New York 10168.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Allen Systems Group, Inc., a Delaware corporation (“ASG”) and its wholly-owned subsidiary, ASG M&A II, Inc., a Delaware corporation (“ASG Sub”). ASG is engaged in the business of providing Global 5000 companies with a full range of enterprise software and professional services, and ASG Sub has been formed solely to facilitate the acquisition of the Company through the merger transaction described in Item 4 of this Schedule 13D. The sole shareholder and director of ASG and ASG Sub is Arthur L. Allen. Mr. Allen is a citizen of the United States and his principal occupation is serving as the President, Chief Executive Officer, and sole director of ASG and its subsidiaries. ASG, ASG Sub, and Mr. Allen are sometimes referred to collectively herein as the “Reporting Persons”. The principal executive offices of ASG and ASG Sub, and the business address of Mr. Allen, are 1333 Third Avenue South, Naples, FL 34102

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No payment was or is contemplated to be made to holders of the shares of Common Stock subject to the Voting Agreement described in Item 5 of this Schedule 13D. The Voting Agreement was entered into as an inducement and condition to ASG and ASG Sub to enter into the Merger Agreement described in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction

ASG and ASG Sub have entered into the Voting Agreement (defined below) covering the shares of Common Stock covered by this Schedule 13D for the purpose of facilitating the transactions contemplated by the Agreement and Plan of Merger, dated as of April 11, 2007 (the “Merger Agreement”) by and among ASG, ASG Sub, and the Issuer.

Pursuant to the Merger Agreement, ASG Sub will be merged with and into the Issuer, with the Issuer surviving the Merger as the wholly-owned subsidiary of ASG (the “Merger”). Upon the closing of the Merger, holders of the Common Stock will receive $10.05 per share in cash for each share of Common Stock held by them. Following the consummation of the Merger, (i) the officers and directors of ASG Sub shall become the officers and directors of the Issuer (the surviving corporation in the Merger), (ii) the certificate of incorporation of the Issuer will be amended and restated to be the same as the certificate of incorporation of ASG Sub in effect immediately prior to the Merger (other than the name, which will remain that of the Issuer), (iii) the bylaws of the ASG Sub in effect immediately prior to the Merger shall be the bylaws of the surviving corporation, and (iv) the Common Stock will cease to be listed in the NASDAQ Stock Market, Inc. and its registration will be terminated pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (“Exchange Act”).

The consummation of the Merger is subject to various conditions, including, among other things: (a) approval of the Merger by the stockholders of the Issuer, (b) clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act, and (c) the satisfaction or waiver of all required closing conditions.

Page 5 of 9 Pages

As an inducement for ASG and ASG Sub to enter into the Merger Agreement and in consideration thereof, Mitchell Gross and Joseph J. Albracht (collectively the “Stockholders”) entered into a voting agreement with ASG and ASG Sub, dated as of April 11, 2007 (the “Voting Agreement”), pursuant to which each respective Stockholder has agreed, under certain terms and conditions, to vote shares of Common Stock owned by them or acquired by either of them after the date of the Voting Agreement in favor of approving the Merger Agreement and to vote these same shares against certain other acquisition proposals made by third parties, as described in greater detail in the Voting Agreement.

The shares of Common Stock of each Stockholder (including rights to acquire additional shares of Common Stock) subject to the Voting Agreement are as follows:

•

Mitchell Gross beneficially owns an aggregate of 5,549,500 shares of Common Stock that he has agreed to vote in favor of the Merger Agreement, of which 1,817,241 shares held by him personally and 3,732,259 shares are owned by HARMIT, LP of which he serves as the general partner.

•

Joseph J. Albracht owns an aggregate of 3,763,950 shares of Common Stock currently outstanding that he has agreed to vote in favor of the Merger Agreement and, to the extent exercised, that he has agreed to vote 70,000 shares of Common Stock subject to current exercisable options to purchase shares of Common Stock.

Each of the Stockholders also granted ASG and ASG Sub an irrevocable proxy to vote these same shares if the Stockholder does not take certain actions specified in the voting Agreement that are consistent with such Stockholder’s voting covenants. Each proxy and all of the voting covenants in the Voting Agreement terminate upon the termination of the Merger Agreement in accordance with its terms. Pursuant to the Voting Agreement, the Stockholders may not sell or otherwise transfer beneficial ownership of the shares of Common Stock held by them or of any options or warrants to purchase Common Stock held by them.

The above description of the arrangements and relationships established under the Voting Agreement should in no way be considered to be an affirmation or an admission by the Reporting Persons of the existence of any group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Exchange Act, or Rule 13d-5(b)(1) promulgated thereunder. Descriptions of the Voting Agreement and the Merger Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Voting Agreement included as Exhibit 99.1 to this Schedule 13D and the Merger Agreement included as Exhibit 99.2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Except as described in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Page 6 of 9 Pages

Item 5.	Interest in Securities of Issuer

(a) The Issuer has represented to the Reporting Persons in the Merger Agreement that there were 19,685,398 shares of Common Stock outstanding on April 11, 2007. By virtue of the Voting Agreement (and notwithstanding the exercise of the proxy granted therein, which power to exercise is beyond the control of ASG and ASG Sub), ASG and ASG Sub may be deemed to have beneficial ownership of 19,685,398 shares of Common Stock (excluding 70,000 shares subject to unexercised options which are not required to be exercised and voted), or 47.3% of the outstanding Common Stock. Further, Mr. Allen also may be deemed to beneficially own the shares subject to the Voting Agreements by virtue of his direct or indirect control of ASG and ASG Sub. Each of the Reporting Persons disclaims any beneficial ownership of the shares subject to the provisions of the Voting Agreement, and nothing herein shall be deemed to be an admission of ASG or ASG Sub that either of them is the beneficial owner of such shares.

(b) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared voting power with respect to: (i) 5,549,500 shares of Common Stock beneficially owned by Mr. Gross, of which 1,817,241 shares are owned by him personally and 3,732,259 shares are owned by HARMIT, LP of which he serves as the general partner, and (ii) 3,763,950 shares of Common Stock beneficially owned by Mr. Albracht and, to the extent exercised, 70,000 shares of Common Stock subject to currently exercisable options to purchase Common Stock. None of the Reporting Persons, or any of their respective executive officers or directors, to the extent applicable, is entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by this Schedule 13D, except to the limited extent of the voting provisions and conditions processes granted under the Voting Agreement.

(c) Other than as described in this Schedule 13D, none of the Reporting Persons or, to the extent applicable, their respective executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of the Transaction” for a summary description of the Voting Agreement and the Merger Agreement, which descriptions are qualified in their entirety by reference to the respective agreements which are filed as exhibits hereto. A copy of the Voting Agreement is filed as Exhibit 99.1 attached hereto and the Merger Agreement is filed as Exhibit 99.2 attached hereto, and each of such documents is incorporated by reference to this Item 6.

Other than the Voting Agreement and the Merger Agreement, the Reporting Person is not aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

99.1	Voting Agreement and Irrevocable Proxy, dated as of April 11, 2007, by and among Allen Systems Group, Inc., ASG M&A, Inc., Mobius Management Systems, Inc., and each of the individuals set forth in Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Mobius Management Systems, Inc.’s Current Report on Form 8-K (File No. 0-24077) filed on April 12, 2007).

Page 7 of 9 Pages

99.2	Agreement and Plan of Merger, dated as of April 11, 2007, by and Among Allen Systems Group, Inc., ASG M&A, Inc., and Mobius Management Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Mobius Management Systems, Inc.’s Current Report on Form 8-K/A Amendment No. 1 (File No. 0-24077) filed on April 19, 2007).

Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2007	ALLEN SYSTEMS GROUP, INC.

	By:	/s/ Arthur L. Allen
Arthur L. Allen,
President and Chief Executive Officer

ASG M&A II, INC.

	By:	/s/ Arthur L. Allen
Arthur L. Allen,
President and Chief Executive Officer

/s/ Arthur L. Allen
Arthur L. Allen, Individually

Page 9 of 9 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Voting Agreement and Irrevocable Proxy, dated as of April 11, 2007, by and among Allen Systems Group, Inc., ASG M&A, Inc., Mobius Management Systems, Inc., and each of the individuals set forth in Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Mobius Management Systems, Inc.’s Current Report on Form 8-K (File No. 0-24077) filed on April 12, 2007).

99.2	Agreement and Plan of Merger, dated as of April 11, 2007, by and Among Allen Systems Group, Inc., ASG M&A, Inc., and Mobius Management Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Mobius Management Systems, Inc.’s Current Report on Form 8-K/A Amendment No. 1 (File No. 0-24077) filed on April 19, 2007).